Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Managers

Exeter Finance LLC:

We consent to the use of our report dated April 12, 2018, with respect to the consolidated balance sheets of Exeter Finance LLC and its subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 12, 2018, contains an emphasis of matter paragraph that states that the Company converted from a Texas C corporation to a Delaware limited liability company (LLC) and changed its name to Exeter Finance LLC.

/s/ KPMG LLP

Dallas, Texas

January 7, 2019